Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333

XCEL ENERGY INC.

(a Minnesota corporation)

$130,000,000 4.00% SENIOR NOTES, SERIES DUE JUNE 15, 2028

Issuer:	Xcel Energy Inc. (a Minnesota corporation)

Issue Format:	SEC Registered

Ratings*:	Baa1/BBB+/BBB+ (Moody’s/Standard & Poor’s/Fitch)

Security Type:	Senior Notes (the “Notes”)

Pricing Date:	May 21, 2019

Settlement Date:	May 28, 2019 (T+4)

Principal Amount:	$130,000,000 (Reopening of 4.00% Senior Notes, Series due June 15, 2028, of which $500,000,000 was previously issued on June 25, 2018), for a total principal amount outstanding of $630,000,000

Maturity Date:	June 15, 2028

Interest Payment Dates:	Semi-annually on June 15 and December 15, beginning on June 15, 2019

Reference Benchmark:	2.375% due May 15, 2029

Benchmark Price:	99-19

Benchmark Yield:	2.421%

Re-offer Spread:	+97.90 bps

Re-offer Yield:	3.400%

Coupon:	4.00% (interest on the Notes will accrue from December 15, 2018)

Price to Public:	104.638% of the principal amount per Note, plus accrued interest from December 15, 2018 to but excluding May 28, 2019 (the total amount of accrued interest on May 28, 2019 will be $36.22 per $2,000 principal amount of the Notes)

Net Proceeds to Issuer:	$135,184,400 (before transaction expenses)

Make-Whole Call:	Prior to December 15, 2027 (the “Par Call Date”), T+20 bps (calculated to the Par Call Date)

Par Call:	On or after December 15, 2027, at par

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	98389BAV2 / US98389BAV27

Conflicts of Interest:	Affiliates of the underwriters are lenders under our short-term bank facilities, the partial repayment of which will be funded with a portion of the net proceeds of this offering. Because affiliates of the underwriters will receive 5% or more of the net proceeds of this offering, each underwriter is deemed to have a conflict of interest within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. As such, the underwriters will not confirm any sales to any account over which they exercise discretionary authority without first receiving specific written approval from the account holder.

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

References to “underwriter” throughout the Preliminary Prospectus Supplement for this offering dated May 21, 2019, including those references related to market making and stabilization, are deemed to include Morgan Stanley & Co. LLC and MUFG Securities Americas Inc.

Underwriting Commitment:	The underwriters have severally agreed to purchase all of the notes sold under the underwriting agreement if any of the notes are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered by the prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.